SEC File Number
000-32745

CUSIP Number
0001138173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

Commission File Number: 000-32745

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

          For the Period Ended:     December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

          For the Transition Period Ended:

      Read instruction (on back page) before preparing form. Please print or type.

      Nothing on this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part 1 — Registrant Information

Full Name of Registrant:

CONSUMER DIRECT OF AMERICA

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
6330 South Sandhill Road

City, State and Zip Code:
Las Vegas, NV 89120

PART II — RULES 12b-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑	(b)	The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Consumer Direct of America (“CDA” or “Registrant”) is unable to complete its preparation of its financial statements for the period ended December 31, 2004 and the related disclosures in Parts I, II, III and IV of Form 10-KSB by March 31, 2005 without unreasonable effort and expense.

      As previously reported in Registrant’s Current Reports on Form 8-K, as filed with the Commission on February 8, 2005, registrant reported the resignation of Chavez and Koch, CPA’s as its independent accountants effective February 5, 2005, and on February 5, 2005 engaged its new independent accountants, De Joya and Company, as filed on Form 8K dated February 8, 2005.

      As a result of the recent change in independent accountants, De Joya and Company is still in the process of completing its audit of

Registrant’s financial statements for the fiscal year ended December 31, 2004. Accordingly, Registrant is unable to file its Form 10-KSB for the period ending December 31, 2004 as of this date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Wayne K. Bailey, CFO	(702) 547-7300

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues increased 10% for the year ended December 31, 2004, which combined with the increase in total expenses of 21% resulted in an estimated net loss of approximately $3.4 million as compared to net loss of $1.9 million for the year ended December 31, 2003. The primary reason for the loss was the cost associated with downsizing the Company’s operations by eliminating non profitable units and restructuring the Company’s base of operations to eliminate certain costs to outsourcing.

Consumer Direct of America (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005

By:	/s/ Wayne K. Bailey

Wayne K. Bailey, CFO

March 31, 2005

Wayne K. Bailey
Consumer Direct of America
6330 South Sandhill Road
Las Vegas, NV 89120

Please be advised that we are unable to provide our opinion on the consolidated financial statements of Consumer Direct of America for the fiscal year ended December 31, 2004 because we are still in the process of completing our audit of the financial statements for fiscal year ended December 31, 2004.

Very truly yours,

/s/ De Joya and Company De Joya and Company